Exhibit 21

Subsidiaries of the Registrant

The following is a list of all of the subsidiaries of CoBiz Financial Inc. and the names, other than their proper corporate names, under which they do business:

1.	CoBiz Bank, a Colorado state-chartered bank owned 100% by CoBiz Financial Inc., doing business as Colorado Business Bank and Arizona Business Bank.

2.	Financial Designs, Ltd., a Colorado corporation owned 100% by CoBiz Financial Inc.

3.	CoBiz Insurance, Inc., a Colorado corporation owned 100% by CoBiz Financial Inc.

4.	CoBiz GMB, Inc., a Colorado corporation owned 100% by CoBiz Financial Inc. and the sole general partner of Green Manning & Bunch, Ltd., a Colorado limited partnership.

5.	CoBiz ACMG, Inc., a Colorado corporation owned 100% by CoBiz Financial Inc. and the sole member of Alexander Capital Management Group, LLC, a Colorado limited liability company.

6.	Wagner Investment Management, Inc., a Colorado corporation, owned 100% by CoBiz Financial, Inc.